                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING
                        COMMISSION FILE NUMBER: 0-27496

                                  (Check One):
   [X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q  [ ] Form N-SAR

         For Period Ended:    December 31, 1996

         [   ] Transition Report on Form 10-K
         [   ] Transition Report on Form 20-F
         [   ] Transition Report on Form 11-K
         [   ] Transition Report on Form 10-Q
         [   ] Transition Report on Form N-SAR
         For the Transition Period Ended: ______________________________________

PART I -- REGISTRANT INFORMATION

                     Cronos Global Income Fune XVI, L.P.
         ---------------------------------------------------------------------
                     Full Name of Registrant
                     Former Name if Applicable

                     444 Market Street, 15th Floor
         ----------------------------------------------------------------------
                     Address of Principal Executive Office (Street and Number)

                     San Francisco, CA 94111
         -----------------------------------------------------------------------
                     City, State and Zip Code

PART II -- RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without reasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on
[X] Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

As reported in the Registrant's Current Report on Form 8-K, filed February 6, 1997, and Amendment No. 1 to Current Report on Form 8-K, filed February 26, 1997, Arthur Andersen, London, England, resigned as auditors of The Cronos Group, a Luxembourg Corporation headquartered in Orchard Lea, England (the "Parent Company"), on February 3, 1997.

The Parent Company is the indirect corporate parent of Cronos Capital Corp., the General Partner of the Registrant. In its letter of resignation to the Parent Company, Arthur Andersen states that it is resigning as auditors of the Parent Company and all other entities affiliated with the Parent Company. While its letter of resignation is not addressed to the General Partner of the Registrant, Arthur Andersen has confirmed to the General Partner that its resignation as auditors of the entities referred to in its letter of resignation includes its resignation as auditors of Cronos Capital Corp. and the Registrant.

The Registrant has yet to retain a new auditor, and as a result, will be unable to complete its Annual Report on Form 10-K by March 31, 1997, without unreasonable effort or expense. The Registrant will undertake to file its Annual Report on Form 10-K for the fiscal year ended December 31, 1996 with the Commission no later than 15 days after the required filing date.


PART IV -- OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

                 John Kallas                    415                677-8990
                -------------               -----------       ------------------
                   (Name)                   (Area Code)       (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes  [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Reference is made to Exhibit I attached hereto.



                      Cronos Global Income Fund XVI, L.P.
--------------------------------------------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 26, 1997                           By   Cronos Capital Corp.
                                                    The General Partner

                                               By   /s/ John Kallas
                                                    --------------------------
                                                    John Kallas
                                                    Vice President/Treasurer
                                                    Principal Accounting and
                                                    Finance Officer

                                   EXHIBIT I

                      STATEMENT IN RESPONSE TO PART IV-(3)


   The Registrant did not commence operations until March 29, 1996, therefore a discussion of comparative periods cannot be made. For the period March 29, 1996 to December 31, 1996, the Registrant's net earnings were $384,407, comprised of net lease revenue, less depreciation and amortization of $913,432, as well as other general and administrative expenses and interest income.

   The Registrant's net lease revenue is determined by deducting direct operating expenses, management fees and reimbursed administrative expenses, from the rental revenues billed by Cronos Containers Limited (the "Leasing Company") from the leasing of the Registrant's containers. The Registrant's net lease revenue is directly related to the size of its fleet, as well as the utilization and lease rates of the equipment owned by the Registrant. Direct operating expenses include repositioning costs, storage and handling expenses, agent fees and insurance premiums, as well as provisions for doubtful accounts and repair costs for containers covered under damage protection plans. Direct operating costs are affected by the quantity of off-hire containers as well as the frequency at which the containers are redelivered.

   The Registrant's fleet size, as measured in twenty-foot equivalent units ("TEU"), and average utilization rates at March 31, 1996, June 30, 1996, September 30, 1996 and December 31, 1996 were as follows:

                                                March 31,          June 30,        September 30,       December 31,
                                                  1996               1996              1996               1996
                                                ---------          --------        -------------       ------------
           Fleet size (measured in twenty-
              foot equivalent units (TEU)):

                 Dry cargo containers              600              4,386              5,095              5,897
                 Refrigerated containers           235                490                690                690
                 Tank containers                    17                 48                 52                 52
            Average utilization:
                 Dry cargo containers             15.5%              63.4%              70.4%              79.1%
                 Refrigerated containers            - %              88.7%              52.3%              76.9%
                 Tank containers                    - %              75.0%              88.5%              88.5%

   The Registrant commenced its operations during a period that was impacted by a fall in growth of containerized export trade from key Asian markets, resulting in sluggish container leasing market conditions. Also contributing to the sluggish container leasing market conditions were declining container prices, favorable interest rates and an abundance of available capital, which resulted in ocean carriers and transport companies purchasing a larger share of containers for their own account, reducing the demand for leased containers. Once the demand for leased containers began to fall, per-diem rental rates were also adversely affected. In order to counter these market conditions, the Leasing Company implemented various marketing strategies during 1996, including but not limited to, offering incentives to shipping companies, repositioning containers to high demand locations and focusing towards term leases and other leasing opportunities, including the leasing of containers for local storage.

   As the leasing industry's equipment moved into surplus, ocean carriers and transport companies became increasingly selective about the age and condition of containers taken on-hire. Many have adopted a policy of only leasing containers of a certain age or less. It has been the Registrant's experience that in periods of weak demand, many lessees insist on equipment three to five years of age. Such criteria currently serves as a barrier to older equipment being taken on-hire, and did not materially impact the leasing opportunities of the Registrant's fleet, which averaged less than one year of age at December 31, 1996, or its results of operations. Currently, there are no visible signs of improvement in the container leasing market, and, hence, further downward pressure on rental rates and utilization can be expected in 1997. As a result, these leasing market conditions should restrain the Registrant's results from operations during 1997.

   As reported in the Registrant's Current Report on Form 8-K and Amendment No. 1 to Current Report on Form 8-K, filed with the Commission on February 6, 1997 and February 26, 1997, respectively, Arthur Andersen, London, England, resigned as auditors of The Cronos Group, a Luxembourg Corporation headquartered in Orchard Lea, England (the "Parent Company"), on February 3, 1997.

   The Parent Company is the indirect corporate parent of Cronos Capital Corp., the General Partner of the Registrant. In its letter of resignation to the Parent Company, Arthur Andersen states that it resigned as auditors of the Parent Company and all other entities affiliated with the Parent Company.
While its letter of resignation was not addressed to the General Partner of the Registrant, Arthur Andersen confirmed to the General Partner that its resignation as auditors of the entities referred to in its letter of resignation included its resignation as auditors of Cronos Capital Corp. and the Registrant.

   The Registrant does not, at this time, have sufficient information to respond to the concerns raised by Arthur Andersen with respect to its 1996 audit of the Parent Company or the impact, if any, these concerns may have on the future operating results and financial condition of the Registrant or the Leasing Company's ability to manage the Registrant's fleet in subsequent periods. However, the Managing General Partner of the Registrant does not believe, based upon the information currently available to it, that Arthur Andersen's resignation was triggered by any concern over the accounting policies and procedures followed by the Registrant.

   Nevertheless, pending clarification of the concerns expressed by Arthur Andersen in its letter of resignation, clarification of the corporate governance of the Parent Company, and the appointment of new auditors for the General Partners and the Registrant, the General Partner suspended the offer and sale of units in the Registrant, effective February 3, 1997.

   Arthur Andersen's report on the financial statements of Cronos Capital Corp., for either of the past two years, has not contained an adverse opinion or a disclaimer of opinion, nor was any such report qualified or modified as to uncertainty, audit scope, or accounting principles. Additionally, Arthur Andersen's report on the balance sheet of the Registrant for the prior year, did not contain an adverse opinion or a disclaimer of opinion, nor was any such report qualified or modified as to uncertainty, audit scope, or accounting principles.

   Since the Registrant's inception and the subsequent interim period preceding Arthur Andersen's resignation, there have been no disagreements between Cronos Capital Corp. or the Registrant and Arthur Andersen on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

                      CRONOS GLOBAL INCOME FUND XVI, L.P.

                            STATEMENTS OF OPERATIONS

                 FOR THE PERIOD MARCH 29, 1996 (COMMENCEMENT OF
                  OPERATIONS) TO DECEMBER 31, 1996 (UNAUDITED)


                                                                                        1996
                                                                                        ----
Net lease revenue                                                                      $1,270,940

Other operating expenses:
   Depreciation and amortization                                                          913,432
   Other general and administrative expenses                                               24,965
                                                                                       ----------
                                                                                          938,397
                                                                                       ----------

           Earnings from operations                                                       332,543

Other income:
   Interest income                                                                         51,864
                                                                                       ----------

           Net earnings                                                                $  384,407
                                                                                       ==========

Allocation of net earnings:

   General partner                                                                     $   30,513
   Limited partners                                                                       353,894
                                                                                       ----------

                                                                                       $  384,407
                                                                                       ==========

Limited partners' per unit share of net earnings                                       $      .37
                                                                                       ==========